Form 40-F/A
period 2021-12-31
New Found Gold Corp.
filed 2022-06-30
CIK 1840616

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

EXPLANATORY COMMENT

This Amendment No. 1 to the Annual Report on Form 40-F (“Amendment No. 1”) amends the Annual Report on Form 40-F of New Found Gold Corp. (the “Registrant”) for the year ended December 31, 2021, which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 19, 2022 (the “Original Annual Report”). This Amendment No. 1 is being filed solely to include the Registrant’s amended Annual Information Form (filed as Exhibit 99.1 to this Amendment No. 1), in accordance with applicable Canadian securities laws.

Except as described above, the Original Annual Report remains unchanged. This Amendment No. 1 does not reflect events occurring after the filing of the Original Annual Report, or modify or update those disclosures. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Annual Report.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Annual Information Form for the year ended December 31, 2021

99.2*	Amended Management’s Discussion and Analysis for the year ended December 31, 2021

99.3*	Financial Statements for the years ended December 31, 2021 and 2020

99.4	Certificate of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Crowe MacKay LLP, Independent Registered Public Accounting Firm

99.9	Consent of Greg Matheson, P. Geo., Chief Operating Officer

99.10	Consent of R. Mohan Srivastava, P.Geo

101*	Interactive Data File (formatted as Inline XBRL)

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Previously filed.

SIGNATURE

Pursuant to the requirements of the Exchange Act, New Found Gold Corp. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: June 30, 2022

NEW FOUND GOLD CORP.

By:	/s/Michael Kanevsky
Name: Michael Kanevsky
Title: Chief Financial Officer