Form 40-F
period 2024-12-31
New Found Gold Corp.
filed 2025-03-21
CIK 1840616

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2024

Commission File Number: 001-39966

NEW FOUND GOLD CORP.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2129 – 1055 West Georgia Street, Vancouver, BC

Canada V6E 3P2

Tel: (604) 977-3214

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

200,457,994 Common Shares outstanding as of December 31, 2024

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

Forward-looking statements included or incorporated by reference in this Annual Report include, without limitation, statements related to the Company’s Queensway Project and the Company’s planned and future exploration on the Queensway Project; the Company’s goals regarding exploration and potential development of its projects; the Company’s future business plans; expectations regarding the ability to raise further capital; the market price of gold; expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations; the ability to retain and/or maintain any require permits, licenses or other necessary approvals for the exploration or development of its mineral properties; government regulation of mineral exploration and development operations in the Province of Newfoundland and Labrador; the Company’s compensation policy and practices; and the Company’s expected reliance on key management personnel, advisors and consultants (as such term is defined in the Company’s Annual Information Form for the year ended December 31, 2024 (the “Annual Information Form”).

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

Certain of the risks and assumptions are described in more detail under the heading “Risk Factors” in the Company’s Annual Information Form and in the Company’s audited financial statements and management discussion and analysis for the years ended December 31, 2024 and 2023.

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

INCORPORATED DOCUMENTS

Annual Information Form

The Registrant’s Annual Information Form is filed as Exhibit 99.1 to this Annual Report.

Management’s Discussion and Analysis

The Registrant’s management’s discussion and analysis for the year ended December 31, 2024 (“MD&A”) is filed as Exhibit 99.2 to this Annual Report.

Audited Annual Financial Statements

The Registrant’s financial statements for the years ended December 31, 2024 and 2023 and the auditor’s report thereon are filed as Exhibit 99.3 to this Annual Report.

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

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d- 15(e) under the Exchange Act). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective.

B.  Management’s report on internal control over financial reporting. The Company’s management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2024.

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

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2024.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors (the “Board”) has determined that it has at least one audit committee financial expert serving on its Audit Committee. The Board has determined that Vijay Mehta is an audit committee financial expert and is independent, as that term is defined by the Exchange Act and the NYSE American LLC’s (the “NYSE American”) corporate governance standards applicable to the Company.

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

CODE OF ETHICS

The Board has adopted a written code of business conduct and ethics (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended December 31, 2024. The Code is posted on the Company’s website at www.newfoundgold.ca. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP, Vancouver, British Columbia, Canada, Auditor Firm ID: 85, acted as the Company’s independent registered public accounting firm for the fiscal years ended December 31, 2024 and 2023. See page 60 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by KPMG LLP for services performed in the fiscal years ended December 31, 2024 and 2023 by category of service (for audit fees, audit-related fees, tax fees and all other fees).

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See page 60 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

During the year ended December 31, 2024, the Company was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources of the Company.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3 (“Rule 10A-3”). As at December 31, 2024, the Company’s Audit Committee was comprised of William Hayden, Paul Huet, and Vijay Mehta, all of whom at such time, in the opinion of the Board, were independent (as determined under Rule 10A-3 of the Exchange Act and the NYSE American Company Guide) and financially literate. As at the date hereof, the Company’s Audit Committee is comprised of William Hayden, Chad Williams, and Vijay Mehta, all of whom, in the opinion of the Board, are independent (as determined under Rule 10A-3 of the Exchange Act and the NYSE American Company Guide) and all of whom are financially literate.

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

Independent Directors

Section 803 of the NYSE American Company Guide requires each issuer to have a sufficient number of independent directors on its Board of Directors such that at least a majority of such directors are independent directors, subject to certain exceptions set forth in Section 801 of the NYSE American Company Guide. As at December 31, 2024, the Board of Directors was comprised of five directors, three of whom were considered independent (as determined under Rule 10A-3 of the Exchange Act and the NYSE American Company Guide), which satisfied the requirements of Section 803 of the NYSE American Company Guide. As at the date hereof, the Board of Directors is comprised of six directors, three of whom remain independent. The Company exists under the provincial laws of British Columbia, Canada, and is governed by the Business Corporations Act (British Columbia), the rules and policies of the TSX Venture Exchange (“TSXV”), and securities legislation in each of the provinces and territories (together, the “Applicable Legislation”). The composition of the Board of Directors is compliant with Applicable Legislation.

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

EXHIBIT INDEX

Exhibit No.	Description
97	Clawback Policy

99.1	Annual Information Form for the year ended December 31, 2024

99.2	Management’s Discussion and Analysis for the year ended December 31, 2024

99.3	Financial Statements for the years ended December 31, 2024 and 2023

99.4	Certificate of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of KPMG LLP, Independent Registered Public Accounting Firm

99.9	Consent of D. Roy Eccles, M.Sc., P.Geol, P. Geo

99.10	Consent of Mark K. Jorgensen, B.Sc., QP Metallurgy

99.11	Consent of Gary Simmons, B.Sc. QP Metallurgy

99.12	Consent of Melissa Render, P.Geo

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Exchange Act, New Found Gold Corp. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: March 20, 2025

NEW FOUND GOLD CORP.

By:	/s/ Michael Kanevsky

Name: Michael Kanevsky
Title: Chief Financial Officer