Form 40-F
period 2025-12-31
New Found Gold Corp.
filed 2026-03-25
CIK 1840616

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2025

Commission File Number: 001-39966

NEW FOUND GOLD CORP.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1133 Melville Street, Suite 3500,
Vancouver, British Columbia Canada V6E 4E5

Tel: (604) 631-3300

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

342,329,665 Common Shares outstanding as of December 31, 2025

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

Forward-looking statements included or incorporated by reference in this Annual Report include, without limitation, statements related to the Company’s Queensway Gold Project and the Company’s planned activities on the Queensway Gold Project; statements related to the Company’s Hammerdown Gold Project; the Company’s goals regarding exploration and potential development of its projects; the Company’s future business plans; expectations regarding the ability to raise further capital; the non-binding term sheet for the Loan Facility (as such term is defined in the Company’s Annual Information Form for the year ended December 31, 2025 (the “Annual Information Form”); the proposed terms of the Loan Facility, including the amounts to be funded and the timing thereof; the arrangement and administration fees; the interest rate; the term of the Loan Facility; the terms of the warrants to be issued in connection with the Loan Facility, including the aggregate value of each tranche, the calculation of the exercise price and the exercise period; the guarantees and security interests to be granted in connection with the Loan Facility; the expected use of proceeds for the Loan Facility; the market price of gold; expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations; the ability to retain and/or maintain any required permits, licenses or other necessary approvals for the exploration or development of its mineral properties; government regulation of mineral exploration and development operations in the Province of Newfoundland and Labrador; the Company’s compensation policy and practices; and the Company’s expected reliance on key management personnel, advisors and consultants.

These forward-looking statements involve numerous risks and uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Important factors that may cause actual results to vary include without limitation, the Company may fail to find a commercially viable deposit at any of its mineral properties; Mineral Reserves and Mineral Resources (as such terms are defined in the Annual Information Form) are estimates and there is no assurance that anticipated tonnage, grades or recovery levels will be achieved, or that Mineral Reserves can be mined or processed profitably; the Company’s plans may be adversely affected by the Company’s reliance on historical data compiled by previous parties involved with its mineral properties; mineral exploration and development are inherently risky; the Company’s operations are subject to all the hazards and risks normally encountered in the exploration and development of minerals; the mineral exploration industry is intensely competitive; additional financing may not be available to the Company when required or, if available, the terms of such financing may not be favorable to the Company; the Company may pledge its assets as security to secure financing, which may limit the Company’s financial flexibility and subject the Company to a risk of default; the Company has no history of mineral production; fluctuations in the demand for gold; the Company may not be able to identify, negotiate, finance or receive regulatory approval for any future acquisitions successfully, or to integrate such acquisitions with its current business; the Company’s exploration activities are dependent upon the grant of appropriate licenses, concessions, leases, permits and regulatory consents, which may be withdrawn or not granted; the Company’s operations could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations; there is no guarantee that title to the properties in which the Company has a material interest will not be challenged or impugned; the Company faces various risks associated with mining exploration that are not insurable or may be the subject of insurance which is not commercially feasible for the Company; the volatility of global capital markets over the past several years has generally made the raising of capital more difficult; the potential impact of any tariffs, countervailing duties or other trade restrictions; economic and other consequences from the conflicts in Ukraine, Iran and Gaza, and the global response to such conflicts; inflationary cost pressures may escalate the Company’s operating costs; compliance with environmental regulations can be costly; social and environmental activism can negatively impact exploration, development and mining activities; the success of the Company is largely dependent on the performance of its directors and officers; the Company’s operations may be adversely affected by First Nations land claims; the Company and/or its directors and officers may be subject to a variety of legal proceedings, the results of which may have a material adverse effect on the Company’s business; the Company may be adversely affected if potential conflicts of interests involving its directors and officers are not resolved in favor of the Company; the Company’s future profitability may depend upon the world market prices of gold; dilution from future equity financing could negatively impact holders of the Company’s securities; risks related to uninsured or partially insured losses; risks related to compliance with securities laws and listing requirements; failure to adequately meet infrastructure requirements could have a material adverse effect on the Company’s business; the Company’s projects now or in the future may be adversely affected by risks outside the control of the Company; the Company is subject to various risks associated with climate change; and other factors discussed under “Risk Factors” in the Company’s Annual Information Form.

In making the forward-looking statements in this Annual Report, the Company has applied several material assumptions, including without limitation, the assumptions that: the ability to raise any necessary additional capital on reasonable terms to advance exploration and development of the Company’s mineral properties; future prices of gold and other metal prices; the timing and results of exploration and drilling programs; the demand for, and price of gold; that general business and economic conditions will not change in a material adverse manner; the Company’s ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the geology of the Queensway Gold Project as described in the Queensway Technical Report (as such term is defined in the Annual Information Form); the geology of the Hammerdown Gold Project as described in the Hammerdown Technical Report (as such term is defined in the Annual Information Form); the accuracy of budgeted exploration and development costs and expenditures; future currency exchange rates and interest rates; operating conditions being favorable such that the Company is able to operate in a safe, efficient and effective manner; the Company’s ability to attract and retain skilled personnel; political and regulatory stability; the receipt of governmental, regulatory and third-party approvals, licenses and permits on favorable terms; obtaining required renewals for existing approvals, licenses and permits on favorable terms; requirements under applicable laws; sustained labor stability; stability in financial and capital goods markets; availability of equipment.

Certain of the risks and assumptions are described in more detail under the heading “Risk Factors” in the Company’s Annual Information Form and in the Company’s audited financial statements and management discussion and analysis for the years ended December 31, 2025 and 2024.

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

INCORPORATED DOCUMENTS

Annual Information Form

The Registrant’s Annual Information Form is filed as Exhibit 99.1 to this Annual Report.

Management’s Discussion and Analysis

The Registrant’s management’s discussion and analysis for the year ended December 31, 2025 (“MD&A”) is filed as Exhibit 99.2 to this Annual Report.

Audited Annual Financial Statements

The Registrant’s financial statements for the years ended December 31, 2025 and 2024 and the auditor’s report thereon are filed as Exhibit 99.3 to this Annual Report.

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

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d- 15(e) under the Exchange Act). For the year ended December 31, 2025, the Company’s management limited the scope of its evaluation of disclosure controls and procedures (DC&P) to exclude DC&P of Maritimes Resources Corp. (“Maritime”), acquired by the Company on November 13, 2025, the results of which are included in the audited annual consolidated financial statements of the Company for the year ended December 31, 2025, to the extent Maritime’s DC&P are subsumed by internal controls over financial report (ICFR). The Company has consolidated the operating results, cash flows and net assets of Maritime from November 13, 2025. For the period from November 13, 2025 to December 31, 2025, Maritime contributed revenue of C$6 million and incurred a loss before income and mining taxes of C$0.5 million. Maritime accounted for approximately C$311 million in total assets net of all liabilities, in the Company's audited consolidated statement of financial position as at December 31, 2025. This consisted of current assets of C$17 million, non-current assets of C$396 million, current liabilities of C$8 million, and non-current liabilities of C$93 million. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective.

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

For the year ended December 31, 2025, the Company’s management limited the scope of its evaluation of ICFR to exclude ICFR of Maritime, acquired by the Company on November 13, 2025, the results of which are included in the audited annual consolidated financial statements of the Company for the year ended December 31, 2025. The Company has consolidated the operating results, cash flows and net assets of Maritime from November 13, 2025. For the period from November 13, 2025 to December 31, 2025, Maritime contributed revenue of C$6 million and incurred a loss before income and mining taxes of C$0.5 million. Maritime accounted for approximately C$311 million in total assets net of all liabilities, in the Company's audited consolidated statement of financial position as at December 31, 2025.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2025.

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

D.  Changes in internal control over financial reporting. During the period covered by this Annual Report, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting, other than the impact of integrating the recently acquired Maritime.

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

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2025.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors (the “Board”) has determined that it has at least one audit committee financial expert serving on its Audit Committee. The Board has determined that Allen Palmiere is an audit committee financial expert and is independent, as that term is defined by the Exchange Act and the NYSE American LLC’s (the “NYSE American”) corporate governance standards applicable to the Company.

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

CODE OF ETHICS

The Board has adopted a written code of business conduct and ethics (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended December 31, 2025. The Code is posted on the Company’s website at www.newfoundgold.ca. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP, Vancouver, British Columbia, Canada, Auditor Firm ID: 85, acted as the Company’s independent registered public accounting firm for the fiscal years ended December 31, 2025 and 2024. See page 116 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by KPMG LLP for services performed in the fiscal years ended December 31, 2025 and 2024 by category of service (for audit fees, audit-related fees, tax fees and all other fees).

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See page 115 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

During the year ended December 31, 2025, the Company was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources of the Company.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3 (“Rule 10A-3”).  The Company’s Audit Committee is comprised of Allen Palmiere, Chad Williams, and Tamara Brown, all of whom, in the opinion of the Board, are independent (as determined under Rule 10A-3 of the Exchange Act and the NYSE American Company Guide) and all of whom are financially literate.

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

Shareholder Approval

Section 711 of the NYSE American Listed Company Guide requires shareholder approval of all equity compensation plans and material revisions to such plans. The definition of “equity compensation plans” includes plans that provide for the delivery of both newly issued and treasury securities, as well as plans that include securities re-acquired in the open market by the issuing company for the purpose of redistribution to employees and directors. The Company will follow the shareholder approval requirements listed in Policy 4.4 of the TSX Venture Exchange (“TSXV”) Corporate Finance Manual in connection with equity compensation arrangements.

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

EXHIBIT INDEX

Exhibit No.	Description
97	Clawback Policy

99.1	Annual Information Form for the year ended December 31, 2025

99.2	Management’s Discussion and Analysis for the year ended December 31, 2025

99.3	Financial Statements for the years ended December 31, 2025 and 2024

99.4	Certificate of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of KPMG LLP, Independent Registered Public Accounting Firm

99.9	Pierre Landry, P. Geo.

99.10	Lance Engelbrecht, P.Eng.

99.11	David M. Robson, P.Eng.

99.12	Sheldon H. Smith, P.Geo.

99.13	Stephen Coates, P.Eng.

99.14	Christian Beaulieu, P.Geo.

99.15	Michael Levy, P.Eng.

99.16	Chafana Hamed Sako, P.Geo.

99.17	James Guiraud, P.Geo.

99.18	Stacy J. Freudigmann, P.Eng.

99.19	Sheldon H. Smith, P.Geo.

Exhibit No.	Description

99.20	J. Alex Mcintyre, P.Eng.

99.21	Neil J. Lincoln, P.Eng.

99.22	Dachun (David) Jin, P.Eng.

99.23	William Richard McBride, P.Eng.

99.24	Consent of Keith Boyle, P.Eng.

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Exchange Act, New Found Gold Corp. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: March 25, 2026

NEW FOUND GOLD CORP.

By:	/s/ Keith Boyle

Name: Keith Boyle
Title: Chief Executive Officer